EXHIBIT 4.4

TENNESSEE VALLEY AGRI-ENERGY, LLC

RESOLUTION OF THE

BOARD OF MANAGERS

June 9, 2006

WHEREAS, the Board of Managers of Tennessee Valley Agri-Energy, LLC, a Delaware limited liability company (the “Company”), has determined that it is in the best interests of the Company to adopt the following Unit Transfer Policy pursuant to Section 10.2 of the Company’s Operating Agreement.

NOW, THEREFORE, BE IT RESOLVED, that the following Unit Transfer Policy is hereby adopted:

UNIT TRANSFER POLICY

No sales of units will be allowed until thirty days after the Company’s ethanol plant has achieved substantial completion and met performance guarantees.  Transfers of units upon death, transfers made without consideration to related parties for estate planning or gifting purposes, and transfers made under hardship or extraordinary and unusual circumstances that otherwise do not interfere with the business purposes of the Company, each as determined in the sole and absolute discretion of the Board of Managers, are excepted from the foregoing transfer restriction.  All transfers of units must be approved by the Board of Managers and otherwise made in accordance with the Company’s Operating Agreement.

CERTIFICATE

The undersigned hereby certifies that he is the President of Tennessee Valley Agri-Energy, LLC, a limited liability company organized and existing under the laws of the State of Delaware; that the foregoing is a true and correct copy of the resolution duly adopted by action of the Board of Managers of Tennessee Valley Agri-Energy taken as of 06/09, 2006; that the passage of said resolution was in all respects legal and proper; and that said resolutions are in full force and effect.

Dated: 06/09/, 2006

/S/ Bartt R. McCormack
Bartt R. McCormack, President
Tennessee Valley Agri-Energy, LLC

(NO CORPORATE SEAL)